March 23, 2026

Hector Grisi
Chief Executive Officer
Banco Santander, S.A.
New York Branch
437 Madison Avenue
New York, NY 10022

        Re: Banco Santander, S.A.
            Registration Statement on Form F-4
            Filed March 12, 2026
            File No. 333-294235
Dear Hector Grisi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Michael Willisch